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         HOLLINGER INC. SEEKS TO REVERSE INTERIM DIRECTORS' ARRANGEMENTS


TORONTO - October 20, 2005: Hollinger Inc. (TSX: HLG.C; HLG.PR.B) announced today that it is seeking leave from the Ontario Superior Court to commence legal action to review compensation arrangements, releases and a $6 million indemnification trust that were approved by five previous directors of Hollinger for themselves.

The current Board of Directors of Hollinger believes it is in the best interests of its shareholders to seek a review of the compensation and other arrangements of the previous directors and the governance process used to put them in place. Among the arrangements approved by the five directors, who were on the board until June or July 2005, and that Hollinger seeks to review was their committing Hollinger to pay each of the five directors a termination bonus of $600,000 for ceasing to be a director for any reason, including voluntary retirement or dismissal for cause. During the first five months of 2005, each of the interim directors received fees of more than $600,000. Two of them also received termination bonuses, increasing their compensation to more than $1.2 million for the period. The remaining three directors have taken the position that they are each also entitled to the $600,000 termination bonus.

The releases approved by the previous directors purported to release them from future legal action by Hollinger against them, while the indemnification trust funds hold Hollinger funds committed by the previous directors for their use to pay their own legal fees should there be legal action.

To commence the intended action, Hollinger seeks to vary the terms of a July 8, 2005 Consent Order that changed the composition of the Hollinger board and may have contained terms limiting Hollinger's ability to commence its intended action against the five former directors.


ABOUT HOLLINGER INC.

Hollinger Inc.'s principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International Inc., a newspaper publisher with assets that include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of commercial real estate in Canada. The Company is listed on the Toronto Stock Exchange under the symbols HLG.C and HLG.PR. B. More information is available at www.hollingerinc.com

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FOR FURTHER INFORMATION, CONTACT:
John Lute
Lute & Company
416 929 5883